Exhibit 3(ii)

Amendment to Bylaws

“Section 7. Voting Rights and Requirements. Each holder of record of shares of common stock of the Corporation shall be entitled to one vote for each share of the stock registered in such holder’s name on the record date for the meeting. Subject to Section 4 above, Stockholder action on any matter whatsoever at any meeting of the Stockholders shall require the vote required by the applicable section of the Business Corporation Act.”